Exhibit 99.07

DataMEG Corp. Forms New Management Team

WEDNESDAY, MARCH 20, 2002 9:30 AM
 - BusinessWire

RALEIGH, North Carolina, Mar 20, 2002 (BUSINESS WIRE) -- DataMEG Corp. (OTC BB:DTMG) announced today that it has formed a new management team as a result of the finalization of their merger with North Electric Company, Inc. (NECI). The Company also plans to expand its Board of Directors. Along with these changes, DataMEG Corp.'s headquarters are being relocated to NECI's headquarters at 1000 St. Albans Drive, Suite 210, Raleigh, North Carolina, 27609.

Rex Hester, CEO and Chairman of the Board of NECI has been named CEO and Chairman of the Board of DataMEG Corp. Dan Ference, President and Chief Operating Officer of NECI has been named COO of DataMEG Corp. Mr. Hester and Mr. Ference will assume these positions upon the effectiveness of the Company's D&O insurance policy, which has been applied for and is expected to be bound prior to the end of March. Andrew Benson will continue as President of DataMEG Corp. with the responsibility to assist in the management team transition. Mr. Benson will remain on the Board of Directors.

Mr. Hester stated, "We see many positive changes coming in the next few months. We are in the process of forming an Advisory Board that will consist of credible and experienced individuals from within the communications industry. We are also on an industry search for talented professionals to serve on our Board of Directors and to fill key executive positions to manage our growth. We look forward to the achievement of our strategic goals to the benefit of the Company and its shareholders."

DataMEG Corp. (DTMG) is a development stage technology company focused on developing new technologies, software applications and products primarily serving the telecommunications sector. North Electric Company, Inc. (NECI), a wholly owned subsidiary of DataMEG Corp. is a next generation Test-OSS company focused on providing solutions for monitoring, testing and fault isolation for next generation MPLS based IP and Optical transport networks. NECI's innovative products enable communications providers to ensure optimal network performance to meet service level agreements through integrative system solutions. Additional information about DataMEG Corp. and NECI is available at www.datameg.com and www.northelectriccompany.com

Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of
Section 21E of the Securities and Exchange Act of 1934, as amended that involve a number of risks and uncertainties. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as "expect," "anticipate," "could," "would," "will," and "may" and other words of similar nature. There are certain important factors and risks that could cause results to differ materially from those anticipated by the statements herein. Such factors and risks include the successful completion of the projects underway at North Electric Company, Inc. and the business conditions and growth in related areas of telecommunications, wireless and digital transmission areas, and in the economy in general. Competitive factors include the rapid pace of alternative technology advancements and the Company's ability to gain market acceptance of its evolving products. Other risks may be detailed from time to time in our filings with the Securities and Exchange Commission. Neither DataMEG Corp. nor its subsidiaries undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:           DataMEG Corp.
                   Carla Erickson, 919/341-6000